UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

☒ SEMIANNUAL REPORT PURSUANT TO REGULATION A

☐ SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the Fiscal Semiannual Period Ended June 30, 2020

AMERICAN HOSPITALITY PROPERTIES REIT, INC.

(Exact name of registrant as specified in its charter)

Commission File Number: 024-10999

Delaware	83-2386947
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

14643 Dallas Parkway, Suite 970 Dallas, Texas (Address of principal executive offices)	75254 (Zip Code)

(214) 750-2967
Registrant’s telephone number, including area code

Shares of Common Stock
(Title of each class of securities issued pursuant to Regulation A)

Item 1.	Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Unless otherwise indicated, latest results discussed below are as of June 30, 2020. The financial statements included in this filing as of and for the six months ended June 30, 2020 are unaudited, and may not include year-end adjustments necessary to make those financial statements comparable to audited results, although in the opinion of management, all necessary adjustments have been included to make interim statements of operations not misleading.

American Hospitality Properties REIT, Inc. was organized in the State of Delaware on August 13, 2018 to engage primarily in the acquisition and management of premium branded hotels in the United States. We believe that the current hospitality real estate environment provides us the opportunity to acquire attractively priced hotel properties. We anticipate being able to increase the value of its properties we acquire through applying sound acquisition policies and taking advantage of the disparity between the purchase price and the stabilized value and replacement costs of the properties. The Company expects to acquire the properties at prices that are less than the stabilized values and replacement costs of the properties. Our manager, directly and through its oversight of the hotel operator, will apply aggressive expense reduction strategies to each property. By doing so,our Manager expects to increase net revenues at each property without any improvement in occupancy or room rates or gross revenues. The Company expects to generate positive cash flow from its properties based on a number of factors, including reducing expenses, acquiring properties in areas we believe are business destinations, operating its properties under widely recognized brands and acquiring its properties at prices below the current replacement costs.

Operating Results

As of June 30, 2020, the only business activities in which the Company has engaged has been the issuance of shares of common stock in its offering under Regulation A. As of June 30, 2020, the Company has sold $3,883,084 in shares. We expect to use substantially all of the net proceeds from the offering to invest in and manage a diverse portfolio of hotel properties. To meet our need for cash, we are attempting to raise money from the offering. The maximum aggregate amount of the offering will be required to fully implement our business plan. If we are unable to successfully generate revenue, we may quickly use up the proceeds from the offering and will need to find alternative sources. If we need additional cash and cannot raise it, we will either have to suspend operations until we do raise the cash, or cease operations entirely.

Liquidity and Capital Resources

We are dependent upon the net proceeds from the offering to conduct our proposed operations. We will obtain the capital required to purchase our properties and conduct our operations from the proceeds of the offering, from secured or unsecured financings from banks and other lenders and from any undistributed funds from our operations. As of June 30, 2020, we have not made any investments, and we have $1,214,488 in assets, consisting of cash and other assets.

If we are unable to raise the maximum offering amount, we will make fewer investments resulting in less diversification in terms of the type, number and size of investments we make and the value of an investment in us will fluctuate with the performance of the specific assets we acquire. Further, we will have certain fixed operating expenses, including certain expenses as a publicly offered company, regardless of whether we are able to raise substantial funds in this offering. Our inability to raise substantial funds would increase our fixed operating expenses as a percentage of gross income, reducing our net income and limiting our ability to make distributions. To the extent that we have insufficient funds for maintenance and repair of the Properties, we may establish reserves from gross offering proceeds or out of cash flow from operations.

We currently have no outstanding debt. Once we have fully invested the proceeds of this offering, we expect our debt financing to be approximately 70% of the value of our assets. Our charter does not limit us from incurring debt.

In addition to making investments in accordance with our investment objectives, we expect to use our capital resources to make certain payments to our manager and its affiliates. During our organization and offering stage, these payments will include payments to our manager for reimbursement of certain organization and offering expenses. During our acquisition and development stage, we expect to make payments to our Manager and its affiliates in connection with the selection and purchase of our properties, the management of our properties and costs incurred by our manager and its affiliates in providing services to us.

We are highly dependent upon the success of the offering, as described herein. Therefore, the failure thereof would result in the need to seek capital from other resources such as incurring indebtedness, which would likely not be possible for the Company. However, if such financing will available, because we are a development stage company with no operations to date, we would likely have to pay additional costs in order to obtain such debt financing. If the Company cannot raise additional proceeds through a private placement of its equity or debt securities, or secure a loan, the Company would be required to cease business operations.

There can be no assurance of the Company's ability to accomplish its business strategy or that additional capital will be available to the Company. If so, the Company's investment objective will be adversely affected and the Company may not be able to execute on its business plan. The Company currently has no agreements, arrangements or understandings with any person to obtain funds through bank loans, lines of credit or any other sources. Since the Company has no such arrangements or plans currently in effect, its inability to raise funds for the above purposes will have a severe negative impact on its ability to remain a viable company. There can be no assurance that additional capital will be available to the Company.

Plan of Operations

We intend to execute on our proposed business plan of acquiring premium branded hotels throughout the United States. The number of properties that we will be able to acquire will depend on how quickly we are able to raise funds through the offering and the availability of debt financing.  We expect the proceeds of the offering, together with funds from third party financings, will be sufficient for us to implement our business plan and that no additional equity, other than the proceeds of the offering, will need to be raised over the next six months in order to implement our business plan.

Item 2.	Other Information

None

Item 3.	Financial Statements

AMERICAN HOSPITALITY PROPERTIES REIT, INC.

Summary of Operations

Inception to June 30, 2020
(unaudited)
CAPITAL RAISE
Total Raised All Sources	4,037,885
Offering costs - commissions	(368,871)
Offering costs - legal	(384,721)
Offering costs - transfer agent	(51,093)
TOTAL CAPITAL RAISE	3,233,199

ASSETS
Cash	693,213
Perspective venture escrow	840,000
TOTAL ASSETS	1,533,213

EXPENSES
Marketing and due diligence expense	385,666
Marketing advertising	81,635
Marketing payroll expense	924,166
Statutory Licenses and fees	31,857
Manager salary allocations	150,000
Professional fees future pursuit	135,000
General admin expenses	43,107
TOTAL EXPENSES	1,751,431

AMERICAN HOSPITALITY PROPERTIES REIT, INC.

Balance Sheets

	June 30, 2020	December 31, 2019
	(unaudited)	(audited)
ASSETS
Cash	$693,213	$2,837
Deferred offering costs	-	497,766
Prepaid expenses	-	30,980
Prospective venture escrow	840,000	-
TOTAL ASSETS	$1,533,213	$531,583

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

Liabilities
Accounts payable	$26,050	$402,999
Accrued audit expense	-	19,385
Due to Manager	25,394	840,184
Total Liabilities	51,444	1,262,569

Commitments and contingencies

Stockholders' equity (deficit)
Common stock (Common stock ($0.01 par value, 1 million shares authorized, 432,532 and 2,500 shares issued and outstanding, respectively)	4,325	25
Additional paid-in capital	3,228,874	24,975
Accumulated deficit	(1,751,431)	(755,985)
Total stockholders' equity (deficit)	1,481,769	(730,985)
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)	$1,533,213	$531,583

AMERICAN HOSPITALITY PROPERTIES REIT, INC.

Statement of Operations

(Unaudited)

For The Six Months
Ended June 30,
2020
Revenues	$-

Operating Expenses
Marketing and due diligence expense	244,676
Marketing advertising	37,295
Marketing payroll expense	389,186
Organization expenses	13,952
Consultant expenses	135,000
Salary allocations	150,000
Other	25,337
Total expenses	995,446

Net Loss	$(995,446)

AMERICAN HOSPITALITY PROPERTIES REIT, INC.

Statement of Changes in Stockholders' Equity (Deficit)

(Unaudited)

	Common Stock
	Shares	Amount	Additional Paid-in Capital	Accumulated Deficit	Total Stockholders' Equity (Deficit)
Balance at December 31, 2019	2,500	$25	$24,975	$(755,985)	$(730,985)

Common stock issued	430,032	4,300	4,008,585		4,012,885
Offering costs - commissions			(368,871)		(368,871)
Offering costs - legal			(384,721)		(384,721)
Offering costs - transfer agent			(51,093)		(51,093)
Net loss				(995,446)	(995,446)

Balance at June 30, 2020	432,532	$4,325	$3,228,874	$(1,751,431)	$1,481,769

AMERICAN HOSPITALITY PROPERTIES REIT, INC.

Statement of Cash Flow

(Unaudited)

For The Six Months
Ended June 30,
2020
Cash flows from operating activities:
Net loss	$(995,446)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Change in other operating assets and liabilities:
Prepaid expenses	30,980
Deferred offering costs	497,766
Accounts payable	(376,949)
Accrued audit expense	(19,385)
Due to Manager	(814,790)
Net cash provided by (used in) operating activities	(1,677,824)

Cash flows from investing activities:	(840,000)

Cash flows from financing activities:
Proceeds from common stock issued	4,012,885
Offering costs paid	(804,686)
Net cash provided by (used in) financing activities	3,208,199

Net increase (decrease) in cash	690,376

Cash, beginning of period	2,837
Cash, end of period	$693,213

AMERICAN HOSPITALITY PROPERTIES REIT, INC.

Notes to Financial Statements

June 30, 2020

(unaudited)

1.	ORGANIZATION

American Hospitality Properties REIT, Inc., (the “Company”), a Delaware corporation, was formed for the sole purpose of investing in hotel properties (the “Properties” and each a “Property”), located in the United States, and to that end, hold, improve, mortgage, maintain, refinance, manage, lease and dispose of the Properties, acquire, own, manage and transfer the loans, and to that end hold, maintain, manage, dispose of and foreclose upon the property secured by the loans. The Company intends to purchase the Properties from unaffiliated sellers. The Company will own the Properties either directly or through special-purpose entities; however, the Company may purchase some of the Properties in connection with joint venture partners and may acquire long-term ground lease interests.

The Company was incorporated on August 13, 2018 and commenced operations on November 8, 2018 (“Inception”). On April 6, 2019, the Company changed its name from American Hospitality Properties Fund IV, Inc. to American Hospitality Properties REIT, Inc. As of June 30, 2020, the Company holds no investments in Properties.

The Company is currently managed by Phoenix American Hospitality, LLC, (the “Manager”). The Manager expects to operate the Company for approximately five years, and no more than ten years. The Company in the process of offering up to 5,000,000 shares of stock for issuance at $9 per share in a Regulation A Offering Circular (the "Offering"), pending approval by the Securities and Exchange Commission. The Manager is entitled to be reimbursed for organization and offering expenses associated with the Offering, in an amount up to 2.5% of the gross offering proceeds from the Offering.

The Company has obtained the services of Phoenix American Financial Services, Inc. (“PHXA”) to administer the record keeping of the investors of the Company. PHXA is not related to the Manager and is an independent company in San Rafael, CA. PHXA will be responsible for maintaining the active list of investors, including the number of shares and amounts invested, distributing dividends, calculating commissions, and issuing statements to the investors.

2.	SIGNFICANT ACCOUNTING POLICIES

a)	Basis of Presentation

The Company’s financial statements are prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP).

b)	Cash

Cash is currently maintained at a major financial institution in the United States. Deposits with these financial institutions may exceed the amount of insurance provided on such deposits; however, the Company regularly monitors the financial stability of the financial institutions and believes that the Company is not exposed to any significant credit risk.

AMERICAN HOSPITALITY PROPERTIES REIT, INC.

Notes to Financial Statements

June 30, 2020

(unaudited)

Future investments in the Company are held in escrow at UMB Bank (“UMB”). Investors wishing to purchase shares in the Company submit the appropriate paperwork to the Transfer Agent and their investment funds to UMB. These funds are not accessible to the Company or any creditors of the Company until they have been released from the escrow account and delivered to the Company account. UMB holds these funds in escrow until PHXA has verified that all paperwork is in order and the Company has accepted the investment(s), at which time the funds are delivered to the Company account.

As of June 30,2020, there were no funds held in escrow at UMB.

c)	Prospective Ventures

The Company accounts for costs incurred in the pursuit of real estate investment opportunities in accordance with FASB ASC 970-340-25-4A. Significant preacquisition costs are capitalized and presented separately on the statement of net assets. When the property is acquired, the preacquisition costs are reclassified and included in the cost of the property. If it becomes probable that the real estate will not be acquired, the capitalized preacquisition costs are then charged to expense except to the extent that they are recoverable upon closing or from the sale of the options, plans, blueprints, etc. The Company had no capitalized preacquisition costs in prospective ventures at June 30, 2020, and has deposited $840,000 into escrow for a future investment. This amount is fully refundable should the future venture not be finalized.

d)	Organization Costs

Organization costs include costs to establish the Company and enable it legally to do business, including incorporation fees, legal services pertaining to the organization and incorporation of the business, drafting of bylaws, and audit fees related to the initial registration and seed capital audit. Organization costs are charged to expense as they are incurred.

e)	Offering Costs

Offering costs include the legal, accounting, printing, mailing and filing fees, charges of our escrow holder and transfer agent, the reimbursement of bona fide due diligence expenses of broker dealers and commissions of selling broker dealers. These offering costs have been offset against proceeds received from the Offering in the statement of changes in stockholders’ equity (deficit).

Offering costs also include various charges of the Manager and other marketing related expenses. These offering costs are charged to expense as incurred.

f)	Income Taxes

The Company intends to elect to be taxed as a REIT under the Code and intends to operate as such. The Company expects to have little or no taxable income prior to electing REIT status. To qualify as a REIT, the Company must meet certain organizational and operational requirements, including a requirement to distribute at least 90% of the Company’s annual REIT taxable income to its shareholders (which is computed without regard to the dividends paid deduction or net capital gain and which does not necessarily equal net income as calculated in accordance with generally accepted accounting principles). As a REIT, the Company generally will not be subject to U.S. federal income tax to the extent it distributes qualifying dividends to its shareholders. Even if the Company qualifies for taxation as a REIT, it may be subject to certain state and local taxes on its income and property, and federal income and excise taxes on its undistributed income.

AMERICAN HOSPITALITY PROPERTIES REIT, INC.

Notes to Financial Statements

June 30, 2020

(unaudited)

As of December 31, 2019, the Company had a loss of $746,985 in Unappropriated Retained Earnings, which would have created a deferred income tax asset of $156,867 based on the current 21% income tax rate. However, this asset was reduced by 100% to zero, as the Company has no immediate means of generating income to utilize this deferred asset in the immediate future.

g)	Use of Estimates

The preparation of financial statements in conformity with GAAP requires the Company to make estimates and assumptions that affect the reported amounts of certain assets, liabilities, and contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from the estimates used by the Company.

3.	Related Party Transaction

As indicated in Note 1, the operations of the Company are administered by the Manager. The following is a summary of fees that will be paid to the Manager, or an affiliate, pursuant to the Offering circular. In the cases of partial ownership through a joint venture entity, the percentage of such fees that will be attributable to the Company will be equal to the Company's percentage ownership interest in the joint venture entity associated with a specific Property. See the Offering circular for further details.

Acquisition Fees

The Manager or an affiliate will be entitled to receive an acquisition fee in an amount up to 3% of the gross purchase price of each Property, including any debt attributable to such Property and any significant capital expenditures budgeted as of the date of acquisition (the “Acquisition Fee”).

Asset Management Fees

The Manager shall be entitled to receive a quarterly asset management fee in an amount up to 1% of gross revenues from the Properties (the “Asset Management Fee”).

Construction Management Fees

The Manager or an affiliate shall be entitled to receive a construction management fee in an amount up to 4% of the value of any construction or repair project at the Property (the “Construction Management Fee”).

Financing Fee

The Manager or an affiliate will be entitled to receive a financing fee in an amount up to 1% of the amount of any financing or refinancing obtained by the Company, or an affiliate, with respect to the Property. In the event a third-party loan broker is used, such third-party loan broker’s fee will be paid separately by the Company; provided, however, that the sum of the financing fee and any amount paid by the Company to a third-party loan broker will not exceed 1% of the financing obtained (the “Financing Fee”).

AMERICAN HOSPITALITY PROPERTIES REIT, INC.

Notes to Financial Statements

June 30, 2020

(unaudited)

Disposition Fee

The Manager will be entitled to receive a disposition fee in an amount up to 1% of the gross sales price of each Property in connection with any sale, exchange or other disposition of the applicable Property. Any broker fee in an amount up to 1% of the gross sales price of the Property due a third-party broker in connection with any sale, exchange or disposition of a Property will be paid by the Manager out of its disposition fee (the “Disposition Fee”).

Hotel Management Fees

The daily hotel operations of the Properties will be managed by PAH Management, LLC, a Delaware entity (the “Hotel Manager”), a related party to the Manager. This entity consists of ownership that includes parties that own portions of Phoenix American Hospitality, LLC. The management will be defined by an individual management agreement between each Property and PAH Management, LLC. The Hotel Manager is entitled to receive 3% of the total hotel operation revenues, which are paid monthly in arears (the “Hotel Management Fees”).

As of June 30, 2020, the Manager was owed $25,394 for expenses it has paid on behalf of the Company, including expenses for sales staff payroll, organization expenses, and general administrative expenses. Through June 30, 2020, the Manager has been reimbursed $389,186 in sales staff payroll and $150,000 for direct payroll allocations.

4.	Manager Commitment

The Manager will commit an investment amount of at least $250,000 to the Company, $125,000 of which has been committed as the date of this Offering Circular and the other $125,000 will be payable upon the termination of this offering. As of June 30, 2020, the Manager has invested $25,000 in the Company.

5.	Distributions of Cash Flow from Operations

Once the Company begins to pay dividends, they expect to declare and pay them on a quarterly basis, or less frequently as determined by the Manager, in arrears. Any dividends paid will be based on, among other factors, the present and projected future cash flow.

Once applicable, the REIT distribution requirements generally require that the company make aggregate annual dividend payments to the stockholders of at least 90% of the REIT taxable income, computed without regard to the dividends paid deduction and excluding net capital gain.

6.	Subsequent Events

In March 2020 the World Health Organization declared the novel strain of coronavirus (COVID-19) a global pandemic and recommended containment and mitigation measures worldwide. The potential impact upon the Company of the COVID-19 pandemic cannot be determined at this time, but it could have a material adverse effect on the Company’s financial position, results of operations and cash flows resulting from matters including the financial condition and operations of the Company’s underlying investments and other factors impacting their fair value.

Item 4.	Exhibits

Exhibit Number	Description
2.1	Form of Amended and Restated Certificate of Incorporation*
2.2	Form of Amended and Restated Bylaws*
4.1	Form of Subscription Documents*
6.1	Amended and Restated Management Agreement, dated as of August 1, 2020, by and between American Hospitality Properties REIT, Inc. and Phoenix American Hospitality, LLC*

* Previously filed

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this special financial report on Form 1-SA to be signed on its behalf by the undersigned, thereunto duly authorized, in Dallas, Texas on November 17, 2020.

American Hospitality Properties REIT, Inc.

By:	/s/ W.L. “Perch” Nelson
	Name:	W.L. “Perch” Nelson
	Title:	Chief Executive Officer

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer in the capacities and on the dates indicated.

Signature	Title	Date

/s/ W.L. “Perch” Nelson	Chief Executive Officer	November 17, 2020
W.L. “Perch” Nelson	(Principal Executive Officer)

/s/ Jay Anderson	Executive Vice President/ Controller	November 17, 2020
Jay Anderson	(Principal Financial Officer and Principal Accounting Officer)